EXHIBIT (a)(5)(D)

Skyline Medical Completes Warrant Exchange Offer

Approximately 99.7% of Remaining Series A Warrants Eliminated

MINNEAPOLIS, April 25, 2016 (GLOBE NEWSWIRE) -- Skyline Medical Inc. (NASDAQ:SKLN) today announced that it has completed its registered exchange offer (the “Exchange Offer”), through which the Company will issue new Series B Warrants in exchange for its Series A Warrants (the “Series A Warrants”) that were tendered at the expiration of the Offer to Exchange on April 21, 2016 at midnight Eastern Time. The Company will issue 18,059,671 new Series B Warrants in exchange for 1,770,556 Series A Warrants that were exchanged, out of 1,793,262 Series A Warrants that remained unexercised at the expiration of the Offer to Exchange.

Josh Kornberg, President and Chief Executive Officer of Skyline Medical, said, “This exchange offer helped to eliminate 99.7% of the Series A Warrants that remained at the end of the offer period, thereby simplifying the Company’s capital structure for our stockholders. As a result, we believe investors are now able to better value the business as we focus all of our attention on increasing sales of our STREAMWAY System.

“We are currently implementing a strategic expansion of our sales and marketing capabilities in order to more rapidly grow our sales of new STREAMWAY Systems and consumable products.  With an installed base of 94 systems in 50 facilities and across 19 states as of the end of 2015, including many of the country’s leading healthcare facilities, our STREAMWAY System has consistently delivered cost savings, as well as enhanced safety for patients and users,” concluded Mr. Kornberg.

Following the completion of the exchange offer, the Company reported that there  will be 22,706 Series A Warrants to purchase shares of Company common stock that remain outstanding, and 18,059,671 new Series B Warrants outstanding.

The terms of the Series B Warrants include the following features:

  The Series B Warrants permit a cashless exercise at a fixed rate rather than a formula. For each Series A Warrant tendered in the exchange offer, the holder will receive 10.2 Series B Warrants that will each entitle the holder to receive 1 share of common stock upon a cashless exercise (subject to adjustment for stock splits, reverse stock splits, etc.).
  The Series B Warrants expire on December 31, 2020, compared to the expiration date of August 31, 2020 for the Series A Warrants.
  Similar to the Series A Warrants, the Series B Warrants contain a limitation under which exercise is not permitted to the extent that the holder or its affiliates would beneficially own in excess of 4.99% of the Company’s outstanding common stock.
  Otherwise, the terms of the Series B Warrants are similar to the terms of the Series A Warrants.

Important Notice

This press release is for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any of the Company’s securities.

About Skyline Medical Inc.

Skyline Medical Inc. produces a fully automated, patented, FDA-cleared, waste fluid disposal system that virtually eliminates staff exposure to blood, irrigation fluid and other potentially infectious fluids found in the healthcare environment. Antiquated manual fluid handling methods — which require hand carrying and emptying filled fluid canisters — present an exposure risk and potential liability. Skyline Medical's STREAMWAY System fully automates the collection, measurement and disposal of waste fluids and is designed to: 1) reduce overhead costs to hospitals and surgical centers, 2) improve compliance with Occupational State and Health Association (OSHA) and other regulatory agency safety guidelines, 3) improve efficiency in the operating room, and radiology and endoscopy departments — leading to greater profitability, and 4) provide greater environmental stewardship by helping to eliminate the approximately 50 million potentially disease-infected canisters that go into landfills annually in the United States. For additional information, please visit: www.skylinemedical.com.

Forward-looking Statements:
Certain of the matters discussed in this announcement contain forward-looking statements that involve material risks to and uncertainties in the Company's business that may cause actual results to differ materially from those anticipated by the statements made herein. Such risks and uncertainties include, among other things, current negative operating cash flows and a need for additional funding to finance our operating plan; the terms of any further financing, which may be highly dilutive and may include onerous terms; the features of the Company’s Series A Warrants that include a cashless exercise feature that has the potential to be highly dilutive, and the existence of which may depress the price of our common stock regardless of the Company’s business performance; unexpected costs and operating deficits, and lower than expected sales and revenues; uncertain willingness and ability of customers to adopt new technologies and other factors that may affect further market acceptance, if our product is not accepted by our potential customers, it is unlikely that we will ever become profitable, adverse economic conditions; adverse results of any legal proceedings; the volatility of our operating results and financial condition; inability to attract or retain qualified senior management personnel, including sales and marketing personnel; our ability to establish and maintain the proprietary nature of our technology through the patent process, as well as our ability to possibly license from others patents and patent applications necessary to develop products; the Company's ability to implement its long range business plan for various applications of its technology; the Company's ability to enter into agreements with any necessary marketing and/or distribution partners; the impact of competition, the obtaining and maintenance of any necessary regulatory clearances applicable to applications of the Company's technology; and management of growth and other risks and uncertainties that may be detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, which are available for review at www.sec.gov.  This is not a solicitation to buy or sell securities and does not purport to be an analysis of the Company's financial position. See the Company's most recent Annual Report on Form 10-K, and subsequent reports and other filings at www.sec.gov.

Contact:
Investor and Media Contact:
Garth Russell
KCSA Strategic Communications
212-896-1250
skyline@kcsa.com
SOURCE: Skyline Medical Inc.